UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Sound Point Meridian Capital, Inc.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

83617A108
(CUSIP Number)

June 17, 2024
(Date of Event Which Requires Filling of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83617A108
(1)	Names of reporting persons: Assured Guaranty Ltd.
(2)	Check the appropriate box if a member of a group: (a) ☐ (b) ☐
(3)	SEC use only:
(4)	Citizenship or place of organization: Bermuda

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power: 5,297,083
	(6)	Shared voting power: 0
	(7)	Sole dispositive power: 5,297,083
	(8)	Shared dispositive power: 0

(9)	Aggregate amount beneficially owned by each reporting person: 5,297,083
(10)	Check if the aggregate amount in row (9) excludes certain shares: ☐
(11)	Percent of class represented by amount in row (9): 26.5%(1)
(12)	Type of reporting person: HC

(1)	Based on a total of 20,020,000 shares issued and outstanding as of June 17, 2024 as disclosed in Sound Point Meridian Capital Inc.’s prospectus, filed pursuant to Rule 424(b)(1) with the SEC on June 18, 2024.

Item 1(a) Name of Issuer.

Sound Point Meridian Capital, Inc.

Item 1(b) Address of Issuer’s Principal Executive Offices.

375 Park Avenue, 34th Floor

New York, NY 10152

Item 2(a) Name of Person Filing.

Assured Guaranty Ltd.

Item 2(b) Address or Principal Business Office or, if None, Residence.

30 Woodbourne Ave, 5th Floor

Hamilton HM 08

Bermuda

Item 2(c) Citizenship or Place of Organization.

Bermuda

Item 2(d) Title of Class of Securities.

Common Stock, par value $0.001 per share

Item 2(e) CUSIP Number.

83617A108

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☒	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J); and
(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

(a)	Amount beneficially owned: 5,297,083
(b)	Percent of class: 26.5%
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 5,297,083
(ii)	Shared power to vote or to direct the vote: 0
(iii)	Sole power to dispose or to direct the disposition of: 5,297,083
(iv)	Shared power to dispose or to direct the disposition of : 0

Item 5. Ownership of 5 Percent or Less of a Class.

Not applicable

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

This Schedule 13G is filed by Assured Guaranty Ltd., the ultimate parent of the subsidiary entities listed on Exhibit A. Each such entity may be deemed to beneficially own the securities to which this Schedule 13G applies.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Assured Guaranty Ltd. is filing this Schedule 13G pursuant to Rule 13d-1(b)(1)(ii)(G) as the ultimate parent of its wholly owned subsidiaries listed on Exhibit A hereto.

Item 8. Identification and Classification of Members of the Group.

Not applicable

Item 9. Notice of Dissolution of Group.

Not applicable

Item 10. Certifications.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Signature.

After reasonable inquiry and to the best of the signatory’s knowledge and belief, the signatory certifies that the information set forth in this statement is true, complete and correct.

Dated: July 3, 2024

ASSURED GUARANTY LTD.

By:	/s/ Ling Chow
Name:	Ling Chow
Title:	General Counsel & Secretary

Exhibit A

This Schedule 13G is filed by Assured Guaranty Ltd. pursuant to Rule 13d-1(b)(1)(ii)(G) as the ultimate parent of the following entities, each of which is a direct or indirect subsidiary of Assured Guaranty Ltd.

AG Asset Strategies LLC

State of Formation: Delaware

Address: 1633 Broadway, 23rd Floor, New York, NY 10019

Item 3 Classification: Insurance Company

Assured Guaranty Municipal Corp.

State of Incorporation: New York

Address: 1633 Broadway, 23rd Floor, New York, NY 10019

Item 3 Classification: Insurance Company

Assured Guaranty Inc.

State of Incorporation: Maryland

Address: 1633 Broadway, 23rd Floor, New York, NY 10019

Item 3 Classification: Insurance Company

Assured Guaranty Municipal Holdings, Inc.*

State of Incorporation: New York

Address: 1633 Broadway, 23rd Floor, New York, NY 10019

Item 3 Classification: Parent Holding Company or Control Person

Assured Guaranty US Holdings, Inc.**

State of Incorporation: Delaware

Address: 1633 Broadway, 23rd Floor, New York, NY 10019

Item 3 Classification: Parent Holding Company or Control Person

*	As parent company, directly or indirectly, to Assured Guaranty Municipal Corp. and AG Asset Strategies LLC.

**	As parent company, directly or indirectly, to Assured Guaranty Municipal Holdings Inc., Assured Guaranty Inc., Assured Guaranty Municipal Corp. and AG Asset Strategies LLC.